March 14, 2019

Evangelos Chatzis
Chief Financial Officer
Danaos Corporation
c/o Danaos Shipping Company Limited
Athens Branch
14 Akti Kondyli
185 45 Piraeus, Greece

       Re: Danaos Corporation
           Registration Statement on Form F-3
           Filed March 6, 2019
           File No. 333-230106

Dear Mr. Chatzis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Kuhn at (202) 551-3308 or J. Nolan McWilliams at
(202) 551-
3217 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Finn Murphy